FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For February 2012

Commission File Number: 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

Tel No: (011 31 70) 377 9111

(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Royal Dutch Shell plc

(Registrant)

By:	/s/ Michiel Brandjes
Name: Michiel Brandjes
Title: Company Secretary

Date: February 2, 2012

4TH QUARTER AND FULL YEAR 2011 UNAUDITED RESULTS
•

Royal Dutch Shell’s fourth quarter 2011 earnings, on a current cost of supplies (CCS) basis (see Note 1), were $6.5 billion compared with $5.7 billion in the same quarter a year ago. Full year 2011 CCS earnings were $28.6 billion compared with $18.6 billion in 2010.

•

Fourth quarter 2011 CCS earnings excluding identified items (see page 5) were $4.8 billion compared with $4.1 billion in the fourth quarter 2010, an increase of 18%. Full year 2011 CCS earnings excluding identified items were $24.7 billion compared with $18.1 billion in 2010.

•

Basic CCS earnings per share excluding identified items for the fourth quarter 2011 increased by 16% versus the same quarter a year ago. Basic CCS earnings per share excluding identified items for the full year 2011 increased by 35% versus a year ago.

•

Cash flow from operating activities was $6.5 billion for the fourth quarter 2011 and $36.8 billion for the full year. Excluding net working capital movements, cash flow from operating activities was $7.2 billion for the fourth quarter 2011 and $43.2 billion for the full year.

•	Gearing was 13.1% at the end of 2011 versus 17.1% at the end of 2010.
•

A fourth quarter 2011 dividend has been announced of $0.42 per ordinary share and $0.84 per American Depositary Share (ADS), unchanged from the US dollar dividend per share and per ADS for the same period in 2010.

•	A first quarter 2012 dividend is expected to be declared at $0.43 per share and $0.86 per ADS, an increase of 2% compared with the first quarter 2011 US dollar dividend.

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million	Full year
Q4 2011	Q3 2011	Q4 2010%[1]			2011	2010	%
6,500	6,976	6,790	-4	Income attributable to shareholders	30,918	20,127	+54
(41)	270	(1,094)		Current cost of supplies (CCS) adjustment for Downstream	(2,293)	(1,484)
6,459	7,246	5,696	+13	CCS earnings	28,625	18,643	+54
1,613	245	1,586		Less: Identified items[2]	3,938	570
4,846	7,001	4,110	+18	CCS earnings excluding identified items	24,687	18,073	+37
				Of which:
5,107	5,435	3,440		Upstream	20,600	14,442
(278)	1,818	482		Downstream	4,274	3,873
17	(252)	188		Corporate and Non-controlling interest	(187)	(242)

6,465	11,645	5,456	+18	Cash flow from operating activities	36,771	27,350	+34

1.04	1.16	0.93	+12	Basic CCS earnings per share ($)	4.61	3.04	+52

2.08	2.32	1.86		Basic CCS earnings per ADS ($)	9.22	6.08

0.78	1.12	0.67	+16	Basic CCS earnings per share excl. identified items ($)	3.97	2.95	+35

1.56	2.24	1.34		Basic CCS earnings per ADS excl. identified items ($)	7.94	5.90

0.42	0.42	0.42	–	Dividend per share ($)	1.68	1.68	–

0.84	0.84	0.84		Dividend per ADS ($)	3.36	3.36
[1] Q4 on Q4 change. [2] See page 5.

The information in these quarterly and full year results reflects the consolidated financial position and results of Royal Dutch Shell plc (“Royal Dutch Shell”). All amounts shown throughout this report are unaudited. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.

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Royal Dutch Shell Chief Executive Officer Peter Voser commented:

“Our fourth quarter results were impacted by a sharp downturn in industry refining margins and North American natural gas prices. The global economy and energy markets are likely to see continued high volatility. Despite the near-term uncertainties, Shell’s focus remains on through-cycle investment for sustainable growth.

I am pleased with our delivery in 2011, focusing on improving our operating performance and ramping up our growth projects. We have made good progress with portfolio development during 2011, with new opportunities in global gas, liquids-rich shales and exploration, alongside some $7.5 billion of divestments as part of Shell’s drive for on-going capital efficiency and portfolio improvement.”

FOURTH QUARTER 2011 PORTFOLIO DEVELOPMENTS

Upstream

In Australia, a final investment decision was taken on the Greater Western Flank Phase 1 project (Shell share 20.6%). The project is expected to produce some 110 thousand barrels of oil equivalent per day (“boe/d”) at peak production and represents the next major development for the North West Shelf Project.

Also in Australia, shareholders of Bow Energy Ltd. approved its acquisition by Arrow Energy Holdings Pty Ltd. (“Arrow”), a joint venture (Shell share 50%) between Shell and PetroChina. Shell’s share of the funding for this acquisition by Arrow is some $0.3 billion. The acquisition was completed in January 2012.

In Brazil, Shell completed the sale of its 20% interest in the offshore oil and gas exploration block BM-S-8 in the Santos Basin for a consideration of some $0.4 billion.

In Cameroon, Shell sold its 80% interest in Pecten Cameroon Company LLC (Shell share of production of 10 thousand boe/d) for a consideration of some $0.5 billion.

In Indonesia, Shell entered into the Masela production-sharing contract (“PSC”) with a 30% stake for a consideration of some $0.9 billion. The Masela PSC contains the Abadi gas discovery, which is planned to commence front-end engineering and design for a Floating LNG project in 2012, initially for 2.5 million tonnes per annum (“mtpa”) capacity, with the potential for significant project expansions at a later stage.

In Iraq, final government approvals were received to form the Basrah Gas Company, a joint venture between Iraq’s South Gas Company (51%), Shell (44%) and Mitsubishi Corporation (5%). The Basrah Gas Company will ultimately gather and process some 2 billion cubic feet per day (“bcf/d”) of raw gas from the Rumaila, Zubair and West Qurna 1 fields, initially supplying domestic markets with a longer-term option to develop LNG export capacity.

In Korea, Shell signed a binding Heads of Agreement for the long-term supply of 3.64 mtpa of LNG to Kogas for twenty years from 2016 and 1 mtpa of LNG from 2013 to 2016.

This supply agreement brings the total LNG sales contracts in Shell’s global LNG portfolio signed during 2011 to some 6 mtpa. These long-term contracts are linked to oil prices and at today’s oil prices these would be valued at around $100 billion.

In Malaysia, Shell extended two PSCs by 30 years for enhanced oil recovery projects offshore Sarawak and Sabah. The improvement in recovery efficiency of the Baram Delta (Shell share 40%) and North Sabah (Shell share 50%) oil fields is expected to result in additional oil production and extend field life to beyond 2040.

In Nigeria, Shell sold its 30% interest in Oil Mining Leases 26 and 42 and related facilities in the Niger Delta (Shell share of production of 6 thousand boe/d) for a consideration of some $0.5 billion.

In Norway, Shell completed the sale of its interests in the natural gas transport infrastructure joint venture Gassled for a consideration of some $0.7 billion, with proceeds received in January 2012.

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During the fourth quarter 2011, Shell participated in the Vos-1 (Shell share 50%) and the Satyr-3 (Shell share 25%) gas discoveries, both in the Carnarvon Basin offshore Australia, and had a substantial new oil discovery near the Clair field in the UK. Shell also continued with appraisal successes in our global tight gas portfolio in Australia, China and in North America in the Groundbirch, Marcellus, and liquids-rich Eagle Ford plays.

As part of our global exploration programme, Shell spent some $0.7 billion on new acreage positions during the quarter. New positions include offshore Australia, the Russian Arctic onshore, offshore and onshore Turkey and additions to existing liquids-rich shale positions in Canada, Colombia and the USA.

Also, Shell’s application for its working interest in the French Guiana deepwater block was approved by the French government and Shell assumed operatorship on February 1, 2012. Shell increased its working interest in this acreage from 33% to 45%.

Downstream

In Germany, Shell agreed to transfer the operations of the base oil production at Harburg refinery to a third party. The remaining facilities of the 108 thousand barrels per day (“b/d”) refinery (Shell share 100%) will be converted into an oil products terminal by 2013.

In the United Kingdom, Shell completed the acquisition of 253 retail stations from the Snax 24 Consortium Partnership for a consideration of some $0.4 billion.

Shell completed the sale of the majority of its shareholding of its downstream businesses in Cape Verde, Madagascar, Mali, Mauritius, Morocco, Senegal and Tunisia. This represents the first stage of the divestment of the majority of Shell’s shareholding in most of its downstream businesses in Africa as announced in February 2011, with the remainder expected to be completed in 2012.

In Qatar, Shell and Qatar Petroleum signed a Heads of Agreement for the development of a world-scale petrochemicals complex (Shell share 20%). The scope under consideration includes a plant of up to 1.5 mtpa mono-ethylene glycol and 0.3 mtpa of linear alpha olefins.

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KEY FEATURES OF THE FOURTH QUARTER AND FULL YEAR 2011

•	Fourth quarter 2011 CCS earnings (see Note 1) were $6,459 million, 13% higher than in the same quarter a year ago. Full year 2011 CCS earnings were $28,625 million, 54% higher than in 2010.

•

Fourth quarter 2011 CCS earnings excluding identified items (see page 5) were $4,846 million, compared with $4,110 million in the fourth quarter 2010. Full year 2011 CCS earnings excluding identified items were $24,687 million, compared with $18,073 million in 2010.

•	Basic CCS earnings per share increased by 12% versus the same quarter a year ago. Full year 2011 basic CCS earnings per share increased by 52% compared with 2010.

•

Basic CCS earnings per share excluding identified items increased by 16% versus the same quarter a year ago. Full year 2011 basic CCS earnings per share excluding identified items increased by 35% compared with 2010.

•

Cash flow from operating activities for the fourth quarter 2011 was $6.5 billion, compared with $5.5 billion in the same quarter last year. Excluding net working capital movements, cash flow from operating activities in the fourth quarter 2011 was $7.2 billion, compared with $6.2 billion in the same quarter last year.

Full year 2011 cash flow from operating activities was $36.8 billion, compared with $27.4 billion in 2010. Excluding net working capital movements, cash flow from operating activities in 2011 was $43.2 billion, compared with $33.3 billion in 2010.

•

Total dividends distributed in the fourth quarter 2011 were $2.6 billion of which some $0.9 billion were settled by issuing some 27.3 million Class A shares under the scrip dividend programme for the third quarter 2011. Some 9.1 million Class B shares, equivalent to $0.3 billion, were bought back for cancellation during the quarter under our share buyback programme.

Total dividends distributed in the full year 2011 were $10.5 billion of which $3.6 billion were settled by issuing some 104.6 million Class A shares under the scrip dividend programme. Some 34.4 million Class B shares, equivalent to $1.1 billion, were bought back for cancellation.

•

Net capital investment (see Note 1) for the fourth quarter 2011 was $9.7 billion, bringing the full year 2011 total to $23.5 billion. Capital investment was $11.0 billion for the fourth quarter 2011 and $31.1 billion for the full year 2011.

•	Return on average capital employed (ROACE) (see Note 3) for 2011 on a reported income basis was 15.9%.

•	Gearing was 13.1% at the end of 2011 versus 17.1% at the end of 2010.

•

When final volumes are reported in the 2011 Annual Report / Form 20-F, Shell expects that proved oil and gas reserves additions before taking into account production on an SEC basis will be around 1.2 billion boe.

With 2011 production of some 1.2 billion boe, our headline proved Reserves Replacement Ratio for the year on an SEC basis is expected to be around 100%. Our Organic Reserves Replacement Ratio, which excludes the impact of oil price movements in the year, acquisitions and divestments, is expected to be around 120%.

At the end of 2011, total proved reserves on an SEC basis are expected to be around 14.2 billion to 14.3 billion boe, in line with the end of 2010, after taking into account 2011 production. As a consequence, Shell’s reserves to production ratio is expected to remain around 12 years at the end of 2011, in line with the end of 2010.

The 3 year average headline proved Reserves Replacement Ratio on an SEC basis is expected to be around 160%.

Further information will be provided in our Annual Report / Form 20-F, which is expected to be filed in March 2012.

•	Supplementary financial and operational disclosure for the fourth quarter and full year 2011 is available at www.shell.com/investor.

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SUMMARY OF IDENTIFIED ITEMS

CCS earnings in the fourth quarter 2011 reflected the following items, which in aggregate amounted to a net gain of $1,613 million (compared with a net gain of $1,586 million in the fourth quarter 2010), as summarised in the table below:

•

Upstream earnings included a net gain of $1,458 million, mainly reflecting divestment gains, the estimated fair value accounting for commodity derivatives (see Note 2) and the mark-to-market valuation of certain gas contracts. Earnings for the fourth quarter 2010 included a net gain of $1,657 million.

•

Downstream earnings included a net gain of $34 million, mainly reflecting a tax credit and a net divestment gain, partly offset by a provision. Earnings for the fourth quarter 2010 included a net charge of $71 million.

•	Corporate and Non-controlling interest earnings included a net gain of $121 million, mainly reflecting a divestment gain.

SUMMARY OF IDENTIFIED ITEMS

Quarters			$ million	Full year
Q4 2011	Q3 2011	Q4 2010		2011	2010
			Identified items:
1,458	636	1,657	Upstream	3,855	1,493
34	(338)	(71)	Downstream	15	(923)
121	(53)	–	Corporate and Non-controlling interest	68	–
1,613	245	1,586	CCS earnings impact	3,938	570

These identified items generally relate to events with an impact of more than $50 million on Royal Dutch Shell’s CCS earnings and are shown to provide additional insight into segment earnings and income attributable to shareholders. Further comments on the business segments are provided in the section ‘Earnings by Business Segment’ on pages 6 to 8.

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EARNINGS BY BUSINESS SEGMENT

UPSTREAM

Quarters				$ million	Full year
Q4 2011	Q3 2011	Q4 2010%[1]			2011	2010	%
5,107	5,435	3,440	+48	Upstream earnings excluding identified items	20,600	14,442	+43
6,565	6,071	5,097	+29	Upstream earnings	24,455	15,935	+53

6,485	8,520	5,596	+16	Upstream cash flow from operating activities	30,579	24,872	+23

7,363	5,944	522	–	Upstream net capital investment	19,083	21,222	-10

1,644	1,676	1,741	-6	Liquids production available for sale (thousand b/d)	1,666	1,709	-3
9,633	7,749	10,184	-5	Natural gas production available for sale (million scf/d)	8,986	9,305	-3
3,305	3,012	3,496	-5	Barrels of oil equivalent (thousand boe/d)	3,215	3,314	-3

4.84	4.76	4.39	+10	LNG sales volumes (million tonnes)	18.83	16.76	+12

[1]	Q4 on Q4 change

Fourth quarter Upstream earnings excluding identified items were $5,107 million compared with $3,440 million a year ago. Identified items were a net gain of $1,458 million, compared with a net gain of $1,657 million in the fourth quarter 2010 (see page 5).

Upstream earnings excluding identified items increased compared with the fourth quarter 2010. Earnings reflected higher liquids and natural gas realisations. Earnings also reflected higher LNG realisations, increased LNG sales volumes and higher dividends from an LNG venture. These items were partly offset by lower liquids and natural gas production volumes, higher depreciation and increased exploration expense.

Global liquids realisations were 30% higher than in the fourth quarter 2010. Global natural gas realisations were 12% higher than in the same quarter a year ago. While natural gas realisations in the Americas decreased by 10%, natural gas realisations outside the Americas increased by 22%.

Fourth quarter 2011 production was 3,305 thousand boe/d compared with 3,496 thousand boe/d a year ago. Excluding the impact of divestments of some 90 thousand boe/d, fourth quarter 2011 production was 3% lower than in the same period last year.

New field start-ups and the continuing ramp-up of fields contributed some 290 thousand boe/d to production in the fourth quarter 2011, in particular from Pearl GTL and Qatargas 4 LNG in Qatar, which more than offset the impact of field declines.

LNG sales volumes of 4.84 million tonnes were 10% higher than in the same quarter a year ago, reflecting the contribution of Qatargas 4 LNG.

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Full year Upstream earnings excluding identified items were $20,600 million compared with $14,442 million in 2010. Identified items were a net gain of $3,855 million, mainly reflecting divestment gains, compared with a net gain of $1,493 million in 2010.

Upstream earnings excluding identified items increased compared with 2010, reflecting higher liquids and natural gas realisations and increased trading contributions. Earnings also reflected higher LNG sales volumes and higher realised LNG prices as well as increased dividends from an LNG venture. These items were offset by higher operating expenses, mainly reflecting the start-up of new projects, lower liquids and natural gas production volumes and increased taxes.

Global liquids realisations were 39% higher than in 2010. Global natural gas realisations were 18% higher than in 2010. Natural gas realisations in the Americas decreased by 8%, whereas natural gas realisations outside the Americas increased by 26%.

Full year 2011 production was 3,215 thousand boe/d compared with 3,314 thousand boe/d for 2010. Excluding the impact of divestments of some 100 thousand boe/d, full year 2011 production was in line with 2010.

New field start-ups and the continuing ramp-up of fields contributed some 270 thousand boe/d to production in the full year 2011, in particular from Pearl GTL and Qatargas 4 LNG in Qatar as well as Gbaran Ubie in Nigeria and AOSP Expansion 1 in Canada, which more than offset the impact of field declines.

LNG sales volumes of 18.83 million tonnes were 12% higher than in 2010, reflecting the successful ramp-up of Qatargas 4 LNG during the year as well as higher volumes from Nigeria LNG and the Sakhalin II project.

DOWNSTREAM

Quarters				$ million	Full year
Q4 2011	Q3 2011	Q4 2010%[1]			2011	2010	%
(278)	1,818	482	—	Downstream CCS earnings excluding identified items	4,274	3,873	+10
(244)	1,480	411	—	Downstream CCS earnings	4,289	2,950	+45

324	2,069	(348)	—	Downstream cash flow from operating activities	4,921	1,961	+151

2,362	149	991	+138	Downstream net capital investment	4,342	2,358	+84

2,666	2,854	3,201	-17	Refinery processing intake (thousand boe/d)	2,845	3,197	-11

6,155	6,374	6,670	-8	Oil products sales volumes (thousand b/d)	6,196	6,460	-4

4,440	4,832	5,297	-16	Chemicals sales volumes (thousand tonnes)	18,831	20,653	-9

[1]	Q4 on Q4 change

Fourth quarter Downstream earnings excluding identified items were a loss of $278 million compared with a profit of $482 million in the fourth quarter 2010. Identified items were a net gain of $34 million, compared with a net charge of $71 million in the fourth quarter 2010 (see page 5).

Downstream results excluding identified items decreased compared with the fourth quarter 2010. Earnings reflected lower operating expenses and improved oil products unit marketing margins. These items were more than offset by lower realised refining margins, reflecting the deterioration in the global refining environment. Compared to the same quarter last year, Downstream results were also impacted by lower oil products and chemicals sales volumes as well as reduced trading contributions.

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Oil products sales volumes decreased by 8% compared with the same period a year ago as a result of portfolio divestments and weakening global demand. Excluding the impact of divestments and the effects of the formation of the Raízen joint venture, a total of some 260 thousand b/d, sales volumes were 4% lower than in the same period last year.

Chemicals sales volumes decreased by 16% compared with the same quarter last year, due to lower plant availability and the impact of weakening global demand. Chemicals manufacturing plant availability decreased to 86% compared with 94% in the fourth quarter 2010, as a result of increased maintenance activities.

Refinery intake volumes decreased by 17% compared with the fourth quarter of 2010, mainly as a result of portfolio divestments. Excluding portfolio impacts, refinery intake volumes were 9% lower than in the same period a year ago. Refinery availability of 92% was in line with the fourth quarter 2010.

Full year Downstream earnings excluding identified items were $4,274 million compared with $3,873 million in 2010. Identified items were a net gain of $15 million, compared with a net charge of $923 million in 2010.

Downstream earnings excluding identified items increased compared with 2010. Earnings reflected higher contributions from trading, lower operating expenses and higher chemicals unit margins, due to favourable market conditions during most of the year. These items were partly offset by lower realised refining margins, as a result of the weaker global refining environment. Compared to the previous year, Downstream earnings were also impacted by lower oil products and chemicals sales volumes.

Oil products sales volumes decreased by 4% compared with 2010, as a result of portfolio divestments and weakening demand. Excluding both the impact of divestments and the effects of the formation of the Raízen joint venture, a total of some 210 thousand b/d, sales volumes decreased by 1% compared with 2010.

Chemicals sales volumes decreased by 9% compared with 2010, mainly due to lower plant availability. Chemicals manufacturing plant availability decreased to 89% compared with 92% in 2010, as a result of increased maintenance activities.

Refinery intake volumes decreased by 11% compared with 2010, mainly as a result of portfolio divestments and refinery closures. Excluding portfolio impacts, refinery intake volumes were 2% lower compared with 2010. Refinery availability of 92% was in line with 2010.

CORPORATE AND NON-CONTROLLING INTEREST

Quarters			$ million	Full year
Q4 2011	Q3 2011	Q4 2010		2011	2010
17	(252)	188	Corporate and Non-controlling interest excl. identified items	(187)	(242)
			Of which:
24	(201)	231	Corporate	63	91
(7)	(51)	(43)	Non-controlling interest	(250)	(333)
138	(305)	188	Corporate and Non-controlling interest	(119)	(242)

Fourth quarter Corporate results and Non-controlling interest excluding identified items were a gain of $17 million compared with a gain of $188 million in the same period last year. Identified items in the fourth quarter 2011 were a net gain of $121 million (see page 5).

Corporate earnings excluding identified items were lower compared with the fourth quarter 2010, mainly reflecting unfavourable currency exchange rate effects of $25 million compared with favourable currency exchange rate effects of $215 million in the fourth quarter 2010. Results also reflected higher net interest expense and higher costs. These items were partly offset by increased tax credits.

Full year Corporate results and Non-controlling interest excluding identified items were a loss of $187 million compared with a loss of $242 million in 2010. Identified items in the full year 2011 were a net gain of $68 million.

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Corporate earnings excluding identified items were lower compared with 2010, reflecting higher net interest expense and unfavourable currency exchange rate effects, largely offset by increased tax credits and lower costs.

FORTHCOMING EVENTS

First quarter 2012 results and first quarter 2012 dividend are scheduled to be announced on April 26, 2012. Second quarter 2012 results and second quarter 2012 dividend are scheduled to be announced on July 26, 2012. Third quarter 2012 results and third quarter 2012 dividend are scheduled to be announced on November 1, 2012.

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UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

Quarters				$ million	Full year
Q4 2011	Q3 2011	Q4 2010%[1]			2011	2010	%
115,575	123,412	100,714		Revenue	470,171	368,056
2,233	2,041	1,979		Share of profit of equity-accounted investments	8,737	5,953
1,320	504	2,832		Interest and other income	5,581	4,143
119,128	125,957	105,525		Total revenue and other income	484,489	378,152
91,865	98,094	78,138		Purchases	370,044	283,176
6,993	6,761	7,294		Production and manufacturing expenses	26,458	24,458
3,706	3,516	4,301		Selling, distribution and administrative expenses	14,335	15,528
404	253	422		Research and development	1,125	1,019
825	661	646		Exploration	2,266	2,036
3,243	3,803	3,236		Depreciation, depletion and amortisation	13,228	15,595
287	331	227		Interest expense	1,373	996
11,805	12,538	11,261	+5	Income before taxation	55,660	35,344	+57
5,337	5,505	4,405		Taxation	24,475	14,870
6,468	7,033	6,856	-6	Income for the period	31,185	20,474	+52
(32)	57	66		Income attributable to non-controlling interest	267	347
6,500	6,976	6,790	-4	Income attributable to Royal Dutch Shell plc shareholders	30,918	20,127	+54
(41)	270	(1,094)		Current cost of supplies (CCS) adjustment for Downstream	(2,293)	(1,484)
6,459	7,246	5,696	+13	CCS earnings	28,625	18,643	+54
1,613	245	1,586		Less: Identified items	3,938	570
4,846	7,001	4,110	+18	CCS earnings excluding identified items	24,687	18,073	+37

BASIC EARNINGS PER SHARE

Quarters			$	Full year
Q4 2011	Q3 2011	Q4 2010		2011	2010
1.04	1.12	1.11	Earnings per share	4.98	3.28
1.04	1.16	0.93	CCS earnings per share	4.61	3.04
0.78	1.12	0.67	CCS earnings per share excl. identified items	3.97	2.95

DILUTED EARNINGS PER SHARE

Quarters			$	Full year
Q4 2011	Q3 2011	Q4 2010		2011	2010
1.04	1.12	1.10	Earnings per share	4.97	3.28
1.03	1.16	0.93	CCS earnings per share	4.60	3.04
0.78	1.12	0.67	CCS earnings per share excl. identified items	3.97	2.94

SHARES2

Quarters			Millions	Full year
Q4 2011	Q3 2011	Q4 2010		2011	2010
			Weighted average number of shares as the basis for:
6,231.3	6,238.1	6,137.3	Basic earnings per share	6,212.5	6,132.6
6,241.0	6,247.1	6,147.4	Diluted earnings per share	6,221.7	6,139.3

6,220.1	6,236.5	6,154.2	Shares outstanding at the end of the period	6,220.1	6,154.2

[1]	Q4 on Q4 change.
[2]	Royal Dutch Shell plc ordinary shares of €0.07 each.

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CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million	Full year
Q4 2011	Q3 2011	Q4 2010		2011	2010
6,468	7,033	6,856	Income for the period	31,185	20,474
			Other comprehensive income, net of tax:
(1,310)	(4,642)	(24)	Currency translation differences	(3,328)	(142)
1,671	23	(182)	Unrealised gains/(losses) on securities	1,684	(298)
(133)	(130)	(16)	Cash flow hedging gains/(losses)	(222)	(2)
(39)	29	482	Share of other comprehensive income/(loss) of equity-accounted investments	60	488
189	(4,720)	260	Other comprehensive income/(loss) for the period	(1,806)	46
6,657	2,313	7,116	Comprehensive income for the period	29,379	20,520
(603)	(46)	51	Comprehensive income/(loss) attributable to non-controlling interest	(348)	389
7,260	2,359	7,065	Comprehensive income attributable to Royal Dutch Shell plc shareholders	29,727	20,131

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Ordinary share capital	Shares held in trust	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2011	529	(2,789)	10,094	140,179	148,013	1,767	149,780
Comprehensive income for the period	–	–	(1,191)	30,918	29,727	(348)	29,379
Capital contributions from and other changes in non-controlling interest	–	–	–	41	41	505	546
Dividends paid	–	–	–	(10,457)	(10,457)	(438)	(10,895)
Scrip dividends[1]	10	–	(10)	3,580	3,580	–	3,580
Repurchases of shares	(3)	–	3	(1,106)	(1,106)	–	(1,106)
Shares held in trust: net sales/ (purchases) and dividends received	–	(201)	–	142	(59)	–	(59)
Share-based compensation	–	–	88	(310)	(222)	–	(222)
At December 31, 2011	536	(2,990)	8,984	162,987	169,517	1,486	171,003

[1]	During 2011 some 104.6 million Class A shares, equivalent to $3.6 billion, were issued under the Scrip Dividend Programme.

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Ordinary share capital	Shares held in trust	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2010	527	(1,711)	9,982	127,633	136,431	1,704	138,135
Comprehensive income for the period	–	–	4	20,127	20,131	389	20,520
Capital contributions from and other changes in non-controlling interest	–	–	–	283	283	69	352
Dividends paid	–	–	–	(10,196)	(10,196)	(395)	(10,591)
Scrip dividends[2]	2	–	(2)	612	612	–	612
Shares held in trust: net sales/ (purchases) and dividends received	–	(1,078)	–	1,521	443	–	443
Share-based compensation	–	–	110	199	309	–	309
At December 31, 2010	529	(2,789)	10,094	140,179	148,013	1,767	149,780

[2]	During 2010 some 18.3 million Class A shares, equivalent to $0.6 billion, were issued under the Scrip Dividend Programme.

Royal Dutch Shell plc	12

CONDENSED CONSOLIDATED BALANCE SHEET

	$ million
	Dec 31, 2011	Sept 30, 2011	Dec 31, 2010
Assets
Non-current assets:
Intangible assets	4,521	4,500	5,039
Property, plant and equipment	152,081	147,027	142,705
Equity-accounted investments	37,990	38,321	33,414
Investments in securities	5,492	3,915	3,809
Deferred tax	4,732	5,512	5,361
Prepaid pension costs	11,408	11,132	10,368
Trade and other receivables	9,256	9,040	8,970
	225,480	219,447	209,666
Current assets:
Inventories	28,976	30,250	29,348
Trade and other receivables	79,509	78,529	70,102
Cash and cash equivalents	11,292	19,256	13,444
	119,777	128,035	112,894

Total assets	345,257	347,482	322,560

Liabilities
Non-current liabilities:
Debt	30,463	31,092	34,381
Trade and other payables	4,921	5,415	4,250
Deferred tax	14,649	15,814	13,388
Retirement benefit obligations	5,931	5,988	5,924
Decommissioning and other provisions	15,631	15,442	14,285
	71,595	73,751	72,228

Current liabilities:
Debt	6,712	8,268	9,951
Trade and other payables	81,846	80,357	76,550
Taxes payable	10,606	15,305	10,306
Retirement benefit obligations	387	374	377
Decommissioning and other provisions	3,108	3,224	3,368
	102,659	107,528	100,552

Total liabilities	174,254	181,279	172,780

Equity attributable to Royal Dutch Shell plc shareholders	169,517	164,601	148,013

Non-controlling interest	1,486	1,602	1,767
Total equity	171,003	166,203	149,780

Total liabilities and equity	345,257	347,482	322,560

Royal Dutch Shell plc	13

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Full year
Q4 2011	Q3 2011	Q4 2010		2011	2010
			Cash flow from operating activities:
6,468	7,033	6,856	Income for the period	31,185	20,474
			Adjustment for:
5,816	5,746	4,515	- Current taxation	23,009	16,384
275	249	186	- Interest expense (net)	1,164	842
3,243	3,803	3,236	- Depreciation, depletion and amortisation	13,228	15,595
(1,150)	(347)	(2,344)	- Net (gains)/losses on sale of assets	(4,485)	(3,276)
(688)	1,011	(754)	- Decrease/(increase) in net working capital	(6,471)	(5,929)
(2,233)	(2,041)	(1,979)	- Share of profit of equity-accounted investments	(8,737)	(5,953)
3,196	2,402	2,064	- Dividends received from equity-accounted investments	9,681	6,519
(159)	(204)	(468)	- Deferred taxation and other provisions	1,768	(1,934)
(550)	(540)	(696)	- Other	(949)	(10)
14,218	17,112	10,616	Net cash from operating activities (pre-tax)	59,393	42,712

(7,753)	(5,467)	(5,160)	Taxation paid	(22,622)	(15,362)

6,465	11,645	5,456	Net cash from operating activities	36,771	27,350

			Cash flow from investing activities:
(9,914)	(7,261)	(5,571)	Capital expenditure	(26,301)	(26,940)
(315)	(199)	(110)	Investments in equity-accounted investments	(1,886)	(2,050)
1,175	1,594	1,286	Proceeds from sale of assets	6,990	3,325
43	200	3,380	Proceeds from sale of equity-accounted investments	468	3,591
83	6	(16)	(Additions to)/proceeds from sale of securities	90	(34)
11	75	34	Interest received	196	136
(8,917)	(5,585)	(997)	Net cash used in investing activities	(20,443)	(21,972)

			Cash flow from financing activities:
(841)	(365)	248	Net (decrease)/increase in debt with maturity period within three months	(3,724)	4,647
5	477	120	Other debt: New borrowings	1,249	7,849
(585)	(2,529)	(388)	Repayments	(4,649)	(3,240)
(470)	(173)	(108)	Interest paid	(1,665)	(1,312)
11	(3)	66	Change in non-controlling interest	8	381
			Dividends paid to:
(1,688)	(1,865)	(1,998)	- Royal Dutch Shell plc shareholders	(6,877)	(9,584)
(64)	(175)	(38)	- Non-controlling interest	(438)	(395)
(289)	(817)	–	Repurchases of shares	(1,106)	—
(1,342)	10	17	Shares held in trust: net sales/(purchases) and dividends received	(929)	187
(5,263)	(5,440)	(2,081)	Net cash from/(used in) financing activities	(18,131)	(1,467)

(249)	(829)	(216)	Currency translation differences relating to cash and cash equivalents	(349)	(186)
(7,964)	(209)	2,162	(Decrease)/increase in cash and cash equivalents	(2,152)	3,725
19,256	19,465	11,282	Cash and cash equivalents at beginning of period	13,444	9,719

11,292	19,256	13,444	Cash and cash equivalents at end of period	11,292	13,444

Royal Dutch Shell plc	14

EXPLANATORY NOTES

1. Basis of preparation

The unaudited quarterly and full year financial report and tables of Royal Dutch Shell plc and its subsidiaries (collectively known as “Shell”) are prepared on the basis of the same accounting principles as, and should be read in conjunction with, the Annual Report / Form 20-F for the year ended December 31, 2010 (pages 102 to 107) as filed with the US Securities and Exchange Commission.

The information for the periods ended December 31, 2011 does not comprise statutory accounts for the purposes of section 435 of the Companies Act 2006. Statutory accounts for the year ended December 31, 2010 were approved by the Board of Directors and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report, and did not contain any statement under sections 498(2) or (3) of the Companies Act 2006.

Segment information

Segment earnings are presented on a current cost of supplies basis (CCS earnings). On this basis, the purchase price of volumes sold during the period is based on the estimated current cost of supplies during the same period after making allowance for the estimated tax effect. CCS earnings thus exclude the effect of changes in the oil price on inventory carrying amounts. Net capital investment information is presented as measured based on capital expenditure as reported in the Condensed Consolidated Statement of Cash Flows, adjusted for: proceeds from divestments; exploration expenses excluding exploration wells written off; investments in equity-accounted investments; leases and other items.

CCS earnings and net capital investment information are the dominant measures used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance.

2. Impacts of accounting for derivatives

In the ordinary course of business Shell enters into contracts to supply or purchase oil and gas products, and also enters into derivative contracts to mitigate resulting economic exposures (generally price exposure). Derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes are, by contrast, recognised when the transaction occurs (see also below); furthermore, inventory is carried at historical cost or net realisable value, whichever is lower.

As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period; or (b) the inventory is measured on a different basis.

In addition, certain UK gas contracts held by the Upstream business are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes.

The accounting impacts of the aforementioned are reported as identified items in the quarterly results.

3. Return on average capital employed (ROACE)

ROACE measures the efficiency of Shell’s utilisation of the capital that it employs. In this calculation, ROACE is defined as the sum of income for the year adjusted for after-tax interest expense as a percentage of the average capital employed for the same period. Capital employed consists of total equity, current debt and non-current debt.

Royal Dutch Shell plc	15

CAUTIONARY STATEMENT

All amounts shown throughout this report are unaudited.

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this report “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this report refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies” or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this report, associates and jointly controlled entities are also referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest. (For example, Shell interest in Woodside Petroleum Ltd is 24%.)

This report contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “scheduled”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell’s Annual Report / Form 20-F for the year ended December 31, 2010 (available at www.shell.com/investor and www.sec.gov). These factors also should be considered by the reader. Each forward-looking statement speaks only as of the date of this report, February 2, 2012. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this report.

February 2, 2012

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